February 25, 2009

VIA EDGAR

Linda VanDoorn, Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                              Alexandria Real Estate Equities, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 and

Documents Incorporated by Reference

Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008, and

September 30, 2008 File No.  001-12993

Dear Ms. VanDoorn:

This letter is submitted in response to your letter dated January 30, 2009 to Mr. Joel S. Marcus, Chief Executive Officer of Alexandria Real Estate Equities, Inc. (the “Company”).

For the convenience of reference, each of the following comments contained in the letter dated January 30, 2009 is reprinted below in italics followed by our response.

Form 10-K

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10

Comment 1

We have reviewed your response to our prior comments 7 and 9.  Please tell us the performance goals for officers on an individual basis and exact performance goals considered in determining the annual cash bonuses.  Please confirm that you will provide similar clarification in future filings.

Response to Comment 1

The individual goals referenced in our prior response to comment 7 are qualitative and subjective in nature, and do not include any particular “target” level for each executive officer on an individual basis.  Rather, the individual goals are indicators of an individual officer’s performance that the Compensation Committee takes into consideration when applying its experience and business judgment to arrive at a discretionary compensation amount.  For each of our Named Executive Officers, the Compensation Committee considered their contributions to the development of strong tenant relations, development and mentoring our employee base, maintaining a leading position in our life science real estate niche, teamwork, management and operation of our business model, and setting business and financial strategy and tactics.  In future filings, the Company will clarify the qualitative and subjective nature of these performance factors and clarify that they apply to each of our Named Executive Officers.

Exhibits, Financial Statement Schedules, page 45

Note 7 – Unsecured convertible notes, page F-19.

Comment 2

We have read your response to comment 5.  Based upon the terms of the notes, it appears that the net settlement cash provision may be problematic under the criteria set forth within paragraphs 12-13 of EITF 00-19.  As it is stipulated in paragraph 12 of EITF 00-19, contracts that include any provision, regardless of probability, that could require net cash settlement cannot be accounted for as equity of the company.  Please tell us how you assess this potential net cash settlement under EITF 00-19.

Response to Comment 2

As discussed with the SEC staff in a call on February 24, 2009, we now understand that the focus of the comment 2 is a contingent conversion that would be allowed “during the five consecutive business days immediately after any five consecutive trading day period (the “Note Measurement Period”) in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during the Note Measurement Period” as described in clause (2) of footnote 7 to our consolidated financial statements. This is commonly referred to as a “parity” trigger, and we will refer to it as such below.  Given an error in our initial response to comment 5 in our letter dated December 29, 2008, and the nature of the SEC staff’s further comment above, we believe a comprehensive discussion of that particular parity-based contingent conversion feature will be helpful.

The settlement method of our $460 million of convertible notes (the “Notes”) is net-share settlement.  In accordance with the variants of convertible debt instruments described in EITF 90-19, our Notes are closest to “Instrument C” securities because the Notes provide that we satisfy the accreted value of the obligation or principal amount in cash and the conversion spread (the excess conversion value over the accreted value) in stock.  The instrument described as Instrument C in EITF 90-19 technically states the conversion spread can be settled in cash or shares at the issuer’s option. We have considered the Instrument C guidance by analogy.  Therefore, we have applied the guidance in EITF 90-19 which states “. . .The Task Force reached a consensus on Issues 1 and 2 that Instrument C should be accounted for like convertible debt (that is, as a combined instrument) if the conversion spread meets the requirements of Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” including the provisions contained in paragraphs 12–32 of Issue No. 00-19.”

Based on our statement above, we must first correct a portion of our initial response to the SEC staff.  As a correction to the first sentence in the third paragraph on page 6 of our letter dated December 29, 2008, if the conversion value exceeds $1,000 per $1,000 in principal of notes, we will pay $1,000 in cash and further, will pay the amount exceeding $1,000 in shares of our common stock only. Our initial response stated it could be paid “in cash, common stock or a combination of cash and common stock, at our election.”  That statement was incorrect based on the actual terms of the instrument. However, we believe that had that statement been correct, the conversion features contained in our Notes would have remained eligible for an exception from bifurcation under SFAS 133 when considering the guidance in EITF 00-19 as the election for cash or shares would be held by the Company.  Had our statement been correct, the final determination of whether an exception was appropriate would include consideration of all of the guidance in EITF 00-19 (regarding classification of the conversion feature, as if freestanding, in equity), as well as EITF 01-6 (regarding indexation of the conversion feature to the Company’s own stock).

Given that our Notes required settlement of the conversion spread in shares only, we continued with the analysis under both EITF 00-19 and EITF 01-6 to evaluate each conversion feature to determine whether it meets the exception for bifurcation under SFAS 133 paragraph 11(a). As discussed in our letter dated December 29, 2008, we evaluated each individual contingent conversion trigger as a separate conversion feature.  In determining whether each individual embedded conversion feature should be accounted for separately as a derivative, we reviewed the terms and characteristics of each contingent conversion feature in the Notes to ensure it satisfied the requirements under paragraph 11(a) of SFAS 133, which excludes from the scope “contracts issued or held by that reporting entity that are both (1) indexed to its own common stock and (2) classified in stockholders’ equity in its statement of financial position.”  EITF 00-19 and EITF 01-6 are used in evaluating the two criteria, respectively, in paragraph 11(a).  In this evaluation, we concluded that each contingent conversion feature was eligible for the exception from bifurcation, except for the parity trigger, which we discuss further below as a clarification and amplification to our previous response.

EITF 01-6 provides that an instrument is considered indexed to an issuer’s own stock if the instrument’s contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The parity trigger contingent conversion feature was considered an embedded derivative and should be bifurcated as it is indexed not only to our common stock, but also to the trading value of the Notes, which includes consideration of interest rates and other factors.  Thus, while it would have met the criteria under EITF 00-19 as settlement was in shares (as with all our other contingent conversion features), in our interpretation it did not satisfy the criteria in EITF 01-6.

Once concluding the parity trigger conversion feature required bifurcation, we had to consider valuation. In evaluating the value of this embedded derivative for accounting purposes, we believed that the feature had minimal value as the likelihood of this being exercisable was remote.  That is, the likelihood of being exercised was not considered in the existence of the derivative, but rather in the valuation once a bifurcation conclusion was reached. Therefore, we notionally bifurcated an immaterial conversion option from the instrument. As this bifurcated conversion option would be presented with the host instrument in the balance sheet, there has been no material affect on our accounting or earnings to date.  We have monitored the value of this embedded derivative on a quarterly basis, and it remains immaterial.  If at any time a change in fair value becomes material, the adjustment to the fair value would be reflected in earnings.

In summary, the parity trigger conversion feature described in clause (2) of footnote 7 to our consolidated financial statements was deemed an embedded derivative requiring bifurcation as it did not meet the requirements of EITF 01-6, and thus did not require further evaluation pursuant to paragraphs 12-32 of EITF 00-19 (as we had already reached a bifurcation conclusion).  All other contingent conversion features of the Notes met both of the criteria of FAS 133 paragraph 11(a) for exception from bifurcation as the conversion features met the provisions of EITF 01-6 to be indexed to our common stock and met the provisions of EITF 00-19 for classification in stockholders’ equity if the conversion features had been issued on a stand alone basis.  Accordingly, the remaining Note conversion features are not within the scope of FAS 133 pursuant to paragraph 11(a) and are not required to be bifurcated and separately accounted for as a derivative instrument.

If you should have any additional questions please contact me directly at (626) 578-0777.

Very truly yours,

/s/ Dean A. Shigenaga

Dean A. Shigenaga
Chief Financial Officer

cc:	Joel S. Marcus, Chief Executive Officer
Kenneth Kohler, Esq.
Dave Cormack, CPA